Consent of Ross Glanville & Associates Ltd.

Reference is made to our opinion letter, dated May 15, 2006 and amended on August 9, 2006 and September 26, 2006, with respect to the fairness from a financial point of view to the holders of shares of Great China Mining, Inc. (“Great China”) of the consideration to be received by such holders of Great China in the offer by Continental Minerals Corporation (“Continental”) (the “Offer”) to exchange each outstanding share of Great China for 0.1138392 of a share of Continental common stock, and the related transactions (“the Fairness Opinion”).

We hereby consent to the filing of the Fairness Opinion as part of Amendment No. 5 to the Registration Statement on Form F-4 (as such may thereafter be amended or supplemented) (the “Form F-4”) of Continental relating to the Offer, including under the captions “Opinion of Great China’s Financial Advisor,” “Background of the Merger,” and “Fairness Opinion on the Exchange Ratio” contained in the Form F-4. We confirm that we have read the Form F-4 and that we have no reason to believe that there are any misrepresentations in the information contained in the Form F-4 that is based on the Fairness Opinion or within our knowledge as a result of the writing the Fairness Opinion.

We confirm that we have read the executive summary of the Fairness Opinion attached to the Form F-4 as Annex A. In addition, we consent to the filing of the executive summary of the Fairness Opinion and certificate of qualifications as part of the F-4, and to including the executive summary of the Fairness Opinion and the certificate of qualifications in the proxy materials sent out to shareholders of Great China in connection with the Offer.

November 28, 2006

ROSS GLANVILLE & ASSOCIATES LTD.

/s/ Ross Glanville
Per: Ross Glanville